                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2019/07/09: To announce the registration of capital reduction due to the retirement of certain treasury stocks

99.2                 Announcement on 2019/07/11: UMC will convene Q2 2019 Investor Conference

99.3                 Announcement on 2019/07/22: To clarify news reported by UDN.COM on July 22, 2019

99.4                 Announcement on 2019/07/24: UMC announced its operating results for the second quarter of 2019

99.5                 Announcement on 2019/07/24: The board meeting approved capital budget execution

99.6                 Announcement on 2019/07/09: June Revenue

99.7                 Announcement on 2019/07/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce the registration of capital reduction due to the retirement of certain treasury stocks

1. Date of the Competent Authority’s approval of the capital reduction: 2019/06/19

2. Date of completion of capital amendment registration: 2019/07/08

3. Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$121,243,187,150; the shares outstanding are 11,708,239,978 shares; book value per share is NT$17.84

(2) After the capital reduction: The paid-in capital is NT$117,243,187,150; the shares outstanding are 11,708,239,978 shares; book value per share is NT$17.84

4. Planned share conversion operations: None

5. Estimate listed shares after the capital reduction: NA

6. The estimate ratio of listed shares to the company's issued common shares after the capital reduction: NA

7. Countermeasures of the lower circulation in shareholding, if the aforesaid estimate listed common shares does not reach 60 million shares and the ration does not reach 25% after the capital reduction: NA

8. Any other matters that need to be specified:

(1) The company received the SPA authorization letter on July 9, 2019

(2) The company calculated the book value per share based on the date of capital reduction on June 28, 2019

Exhibit 99.2

UMC will convene Q2 2019 Investor Conference

1. Date of the investor conference: 2019/07/24

2. Time of the investor conference: 17:00

3. Location of the investor conference: Online teleconference

4. Brief information disclosed in the investor conference: UMC Q2 2019 Financial and Operating Results

5. The presentation of the investor conference release:

It will be released after the investor conference

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.3

To clarify news reported by UDN.COM on July 22, 2019

1. Date of occurrence of the event: 2019/07/22

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: NA

5. Name of the reporting media: UDN.COM

6. Content of the report:

HeJian Technology (Suzhou) Co., Ltd., suspending the submission process for listing application was caused by discordance on definition of controlling power

7. Cause of occurrence: NA

8. Countermeasures:

Please refer to the Company’s announcement on MOPS for the information regarding HeJian Technology (Suzhou) Co., Ltd., regarding the suspension of the submission process for listing application.

9. Any other matters that need to be specified: None

Exhibit 99.4

UMC announced its operating results for the second quarter of 2019

1. Date of occurrence of the event: 2019/07/24

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Second Quarter 2019 Results

Company posts 15.7% gross margin and NT$0.15 EPS

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the second quarter of 2019.

Second quarter consolidated revenue was NT$36.03 billion, up 10.6% QoQ from NT$32.58 billion in 1Q19 and down 7.3% YoY from NT$38.85 billion in 2Q18. Consolidated gross margin for 2Q19 was 15.7%. Net income attributable to stockholders of the parent was NT$1.74 billion, with earnings per ordinary share of NT$0.15.

Jason Wang, co-president of UMC, said, “In the second quarter, foundry revenue grew 10.6% QoQ to NT$36.00 billion, leading to a foundry operating margin of 5.3%. Utilization rate increased to 88%, bringing wafer shipments to 1.73 million 8-inch equivalent wafers. 2Q19 results reflected higher contribution from 12" technology nodes, which experienced strength from the wireless communication segment including chips found in entry level to mid-end smartphones, switches and routers. During the quarter, we generated a free cash flow of NT$8.17 billion. We remain committed to strengthening our financial metrics, and on June 19, 2019, UMC’s Board of Directors approved the cancellation of 400 million ordinary treasury shares, which will reduce UMC’s ordinary shares by 3.3%.”

Co-president Wang further commented, “Despite US-China trade tensions creating market uncertainty, we anticipate that specific areas within the wireless communication sector will have a short term upward adjustment in the supply chain, which should lead to a slight increase in wafer demand. However, we have observed that customers are continuing to manage their inventory carefully amid a weakened global economic environment, which may contribute to lower visibility in business forecast during the second half of 2019. In the meantime, we continue to actively implement measures intended to enhance our foundry competitiveness, such as focusing resources to capitalize on our existing strength in mainstream logic and specialty processes while offering more diversified technology platforms to customers.”

Third Quarter of 2019 Outlook & Guidance

Wafer Shipments: To increase by 2-4%

ASP in USD: To increase by 1%

Profitability: Gross profit margin will be in the mid-teens % range

Foundry Segment Capacity Utilization: high-80% range

2019 CAPEX for Foundry Segment: US$1.0 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.5

The board meeting approved capital budget execution

1. Date of the resolution by the board of directors or shareholders’ meeting: 2019/07/24

2. Content of the investment plan: capital budget execution

3. Anticipated monetary amount of the investment: NTD 1,077 million

4. Anticipated date of the investment: by capital budget plan

5. Source of funds: working capital

6. Concrete purpose/objective: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.6

United Microelectronics Corporation

July 9, 2019

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of June 2019.

1)	Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
June	Net sales	11,706,642	13,364,101	(1,657,459)	(12.40)%
Year-to-Date	Net sales	68,614,143	76,348,714	(7,734,571)	(10.13)%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	7,752,500	7,887,500	20,936,128
Note : On March 6,2019, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 250 million. The actual amount lent to USC(Xiamen) as of June 30, 2019 was US$ 40 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	94,212,575
UMC (Note2)	15,598,030	15,869,650	94,212,575

Note1 : On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2 : On February 22, 2017, March 7, 2018 and October 24, 2018, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 503 million.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,849,578	620,200	0
Fair Value	0	0	8,290	0
Net profit (loss) from Fair Value	0	0	4,729	0
Written-off Trading
Contracts	0	0	24,321,423	0
Realized profit (loss)	0	0	(36,162)	0

Exhibit 99.7

United Microelectronics Corporation

For the month of June, 2019

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of May 31, 2019	Number of shares as of June 30, 2019	Changes
Vice President Vice President Vice President Vice President Vice President Associate Vice President	Jerry CJ Hu Steven S Liu Eric Chen TS Wu Francia Hsu Chih Chong Wang	225,000 600,000 600,000 169,809 130,000 100,000	145,000 500,000 500,000 109,809 90,000 90,000	(80,000) (100,000) (100,000) (60,000) (40,000) (10,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of May 31, 2019	Number of shares as of June 30, 2019	Changes
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